SO 3/5/03

SECURITIES AND EXCHANGE COMMISSION

03012609

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 53266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER ArcLight Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, 3rd FL
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley St, 12th FL Boston, MA 02116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

OATH OR AFFIRMATION

I, Christopher J Picotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ArcLight Financial, LLC, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ROBERT M. TREVISANI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 23, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ArcLight Financial, LLC
(SEC I.D. No. 8-53266)

Financial Statements
Year Ended December 31, 2002
Supplemental Schedule
As of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ARCLIGHT FINANCIAL, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of ArcLight Financial, LLC:

We have audited the accompanying statement of financial condition of ArcLight Financial, LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Company at December 31, 2002, and the results of its operations, changes in members' capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule titled Computation of Net Capital Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 6, 2003

Deloitte
Touche
Tohmatsu

ARCLIGHT FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash and cash equivalents	$103,367
Prepaid expenses	1,716
TOTAL ASSETS	$105,083
ACCRUED EXPENSES	$ 19,000
MEMBER'S CAPITAL	86,083
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$105,083

See notes to financial statements.

ARCLIGHT FINANCIAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

INCOME:	
Advisory fee income	$ 750,000
Interest income	10,337
Total income	760,337
EXPENSES:	
Audit fees	15,000
Accounting fees	14,400
Regulatory expenses	3,976
Other expenses	575
Total expenses	33,951
NET INCOME	$ 726,386

See notes to financial statements.

ARCLIGHT FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2002

MEMBER'S CAPITAL, Beginning of year	$ 29,697
Net income	726,386
Distribution to member	(670,000)
MEMBER'S CAPITAL, End of year	$ 86,083

See notes to financial statements.

ARCLIGHT FINANCIAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 726,386
Adjustments to reconcile net income to net cash provided by operating activities – changes in:	
Prepaid expenses	511
Accrued expenses	4,000
Net cash provided by operating activities	730,897
CASH FLOWS USED IN FINANCING ACTIVITIES – Distribution to member	(670,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	60,897
CASH AND CASH EQUIVALENTS:	
Beginning of year	42,470
End of year	$ 103,367

See notes to financial statements.

ARCLIGHT FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

ArcLight Financial, LLC (the "Company") was formed on February 7, 2001 by ArcLight Financial Holdings, LLC (the "Member") as a Delaware limited liability company. The Member is a 100% owner of the Company. The Company shall remain in existence until terminated in accordance with the limited liability company agreement (the "Agreement").

The Company was formed to provide advisory services with respect to mergers, acquisitions, and other transactions involving companies in the electric, energy, infrastructure, and related industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and highly liquid, short-term investments with maturities of three months or less. The carrying value is cost, which approximates fair value.

Income Taxes – The Company is treated as a partnership for both federal and state income taxes, and as such, no provisions have been made in the financial statements for income taxes because the owners of membership interests are responsible for the payment of taxes on their share of the Company's income.

Income Allocation – Income is allocated to the members on a pro rata basis as described in the Agreement.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $84,367 at December 31, 2002, which was greater than required net capital of $5,000 by $79,367. The ratio of aggregate indebtness to net capital was .23 to 1.

4. EXEMPTION FROM RULE 15c3-3

As of December 31, 2002, the Company was exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Subparagraph (k)(2)(i) thereof.

* * * * * *

ARCLIGHT FINANCIAL, LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

CAPITAL – Member's capital	$86,083
DEDUCTIONS – Nonallowable assets – prepaid expenses	(1,716)
NET CAPITAL	$84,367
AGGREGATE INDEBTEDNESS	$19,000
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 5,000
EXCESS NET CAPITAL	$79,367
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.23 to 1

There were no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS report as of December 31, 2002.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 6, 2003

To the Member of ArcLight Financial, LLC:

In planning and performing our audit of the financial statements of ArcLight Financial, LLC (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 6, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP